Panthera Exploration Inc.

Suite 709 - 837 West Hastings Street

Terminal City Club Tower, Vancouver, B.C. V6C 3N6

TSX Venture Exchange

PNX

Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058

OTC

PNXLF

www.pantheraexploration.com • info@pantheraexploration.com

Frankfurt

WKN A0RK7E

NEWS RELEASE – December 18, 2009

Panthera Appoints New President & CEO

Panthera Exploration Inc. (the “Company”) (PNX-TSX.V; PNXLF-OTC; OAY-Frankfurt) is pleased to announce that it has appointed Mr. Bruce Winfield as President, CEO and to the Board of Directors effective December 18, 2009.

Mr. Winfield has over 35 years experience in the mining industry and holds a MSc in geology from the University of Western Ontario. He has h eld positions of increasing responsibility in both the senior and junior mining company sectors. Mr. Winfield has played active roles in the exploration and development of five precious metal mines in Central and South America with companies such as Greenstone Resources, Eldorado Gold, Altoro Gold and Portal Resources. “ With a focus on Latin America since 1987, Mr. Winfield’s experience, extensive network of contacts, and fluency in Spanish makes him ideally suited to lead Panthera” stated Mr. David Terry, Director.

The Company has also accepted the resignation of Mr. Nikolaos Cacos from the position of President, CEO and Director. Panthera looks forward to Mr. Cacos’ continued involvement in a consulting capacity.

ON BEHALF OF THE BOARD

"David Terry"

Mr. David Terry, Director

For further information please contact, Bruce Winfield at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@pantheraexploration.com, or visit the Company’s web site at http://www.pantheraexploration.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or the accuracy of this release.

2009